SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.    )

EARGO, INC.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

270087109

(CUSIP Number)

Patrick G. Enright

Managing Member

Longitude Capital Partners IV, LLC

2740 Sand Hill Road, 2nd Floor

Menlo Park, CA 94025

(650) 854-5700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 22, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 270087109	13D

1	NAMES OF REPORTING PERSONS Longitude Capital Partners IV, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,918,691 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,918,691 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,918,691 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 10.4% (2)
14	TYPE OF REPORTING PERSON (see instructions) OO

(1)

All shares are held of record by LVPIV (as defined in Item 2(a) below). LCPIV (as defined in Item 2(a) below) is the general partner of LVPIV and may be deemed to have voting, investment and dispositive power with respect to these securities. Patrick G. Enright and Juliet Tammenoms Bakker, a member of the Issuer’s board of directors, are the managing members of LCPIV and may each be deemed to share voting, investment and dispositive power with respect to these securities.

(2)

Based on 37,506,483 shares of Common Stock outstanding, including the full exercise by the underwriters of their option to purchase additional shares, as reported by the Issuer in its final prospectus dated October 15, 2020 and filed with the Securities and Exchange Commission (the “Commission”) on October 19, 2020 pursuant to Rule 424(b)(4) under the Securities Act of 1933, as amended.

CUSIP No. 270087109	13D

1	NAMES OF REPORTING PERSONS Longitude Venture Partners IV, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,918,691 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,918,691 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,918,691 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 10.4% (2)
14	TYPE OF REPORTING PERSON (see instructions) PN

(1)

All shares are held of record by LVPIV. LCPIV is the general partner of LVPIV and may be deemed to have voting, investment and dispositive power with respect to these securities. Patrick G. Enright and Juliet Tammenoms Bakker, a member of the Issuer’s board of directors, are the managing members of LCPIV and may each be deemed to share voting, investment and dispositive power with respect to these securities.

(2)

Based on 37,506,483 shares of Common Stock outstanding, including the full exercise by the underwriters of their option to purchase additional shares, as reported by the Issuer in its final prospectus dated October 15, 2020 and filed with the Commission on October 19, 2020 pursuant to Rule 424(b)(4) under the Securities Act of 1933, as amended.

CUSIP No. 270087109	13D

1	NAMES OF REPORTING PERSONS Patrick G. Enright
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,918,691 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,918,691 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,918,691 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 10.4% (2)
14	TYPE OF REPORTING PERSON (see instructions) IN

(1)

All shares are held of record by LVPIV. LCPIV is the general partner of LVPIV and may be deemed to have voting, investment and dispositive power with respect to these securities. Patrick G. Enright and Juliet Tammenoms Bakker, a member of the Issuer’s board of directors, are the managing members of LCPIV and may each be deemed to share voting, investment and dispositive power with respect to these securities.

(2)

Based on 37,506,483 shares of Common Stock outstanding, including the full exercise by the underwriters of their option to purchase additional shares, as reported by the Issuer in its final prospectus dated October 15, 2020 and filed with the Commission on October 19, 2020 pursuant to Rule 424(b)(4) under the Securities Act of 1933, as amended.

CUSIP No. 270087109	13D

1	NAMES OF REPORTING PERSONS Juliet Tammenoms Bakker
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,111(1)
	8	SHARED VOTING POWER 3,918,691 (2)
	9	SOLE DISPOSITIVE POWER 1,111(1)
	10	SHARED DISPOSITIVE POWER 3,918,691 (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,919,802 (1)(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 10.5% (3)
14	TYPE OF REPORTING PERSON (see instructions) IN

(1)

Consists of 1,111 shares of Common Stock subject to stock options granted to Juliet Tammenoms Bakker in her capacity as a director of the Issuer that are exercisable as of the date of filing of this Statement (as defined in Item 1 below) or within 60 days thereafter.

(2)

All shares are held of record by LVPIV. LCPIV is the general partner of LVPIV and may be deemed to have voting, investment and dispositive power with respect to these securities. Patrick G. Enright and Juliet Tammenoms Bakker, a member of the Issuer’s board of directors, are the managing members of LCPIV and may each be deemed to share voting, investment and dispositive power with respect to these securities.

(3)

Based on 37,506,483 shares of Common Stock outstanding, including the full exercise by the underwriters of their option to purchase additional shares, as reported by the Issuer in its final prospectus dated October 15, 2020 and filed with the Commission on October 19, 2020 pursuant to Rule 424(b)(4) under the Securities Act of 1933, as amended.

CUSIP No. 270087109	13D

Item 1. Security and Issuer.

This joint statement on Schedule 13D (this “Statement”) is filed with respect to the common stock, par value $0.0001 per share (“Common Stock”), of Eargo, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 1600 Technology Drive, 6th Floor, Menlo Park, CA 95110.

Item 2. Identity and Background.

(a) This Statement is being filed by Longitude Venture Partners IV, L.P. (“LVPIV”), Longitude Capital Partners IV, LLC (“LCPIV”, and together with LVPIV, the “Reporting Entities”) Patrick G. Enright (“Enright”) and Juliet Tammenoms Bakker, a member of the Issuer’s board of directors (“Tammenoms Bakker” and together with Enright, the “Managing Members”). The Reporting Entities and the Managing Members are collectively referred to as the “Reporting Persons.” The agreement among the Reporting Persons to file jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act is attached hereto as Exhibit 1. Each Reporting Person disclaims beneficial ownership of all securities reported in this Statement except to the extent of such Reporting Person’s pecuniary interest therein, other than those securities reported herein as being held directly by such Reporting Person.

(b) The address of the principal offices of each Reporting Entity and the business address of each Managing Member is 2740 Sand Hill Road, Second Floor, Menlo Park, California 94025.

(c) LVPIV is a venture capital investment entity and LCPIV is the general partner of the venture capital investment entity. Each Managing Member is engaged through venture capital investment entities in acquiring, holding and disposing of interests in various companies for investment purposes. The Managing Members are managing members of LCPIV, the general partner of LVPIV.

(d) During the past five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons are, nor during the last five years have been, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) LCPIV is a limited liability company organized under the laws of the State of Delaware. LVPIV is a limited partnership organized under the laws of the State of Delaware. Each of the Managing Members is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration.

On July 13, 2020, LVPIV purchased 3,685,358 shares of the Issuer’s Series E convertible preferred stock for a purchase price of $6.7836 per share and an aggregate purchase price of $24,999,999.06.

On August 22, 2020, effective upon the closing of the Issuer’s initial public offering of its Common Stock (the “Offering”), the Issuer’s Series E convertible preferred stock automatically converted into shares of the Issuer’s Common Stock on a 1-for-1 basis for no consideration, which resulted in LVPIV holding 3,685,358 shares of Common Stock (the “Conversion”).

On October 15, 2020, Tammenoms Bakker, in her capacity as a member of the Issuer’s board of directors, was granted an option to purchase 6,666 shares of the Issuer’s Common Stock, pursuant to the Issuer’s 2020 Incentive Award Plan (the “Incentive Plan”).

In addition, on October 22, 2020, in connection with the Offering, LVPIV purchased an additional 233,333 shares of the Issuer’s Common Stock for a purchase price of $18.00 per share and an aggregate purchase price of $4,199,994 (the “Purchase”). Following the Conversion and the Purchase, LVPIV directly held an aggregate of 3,918,691 shares of Common Stock.

All shares of the capital stock of the Issuer purchased by LVPIV have been purchased using investment funds provided to LVPIV by its limited partner and general partner investors. Unless noted above, no part of the purchase price was borrowed by any Reporting Person for the purpose of acquiring any securities discussed in this Item 3.

Item 4. Purpose of Transaction.

The information set forth in Item 3 of this Statement is incorporated herein by reference. The Reporting Persons hold the securities of the Issuer for general investment purposes. The Reporting Persons may, from time to time, depending on prevailing market, economic and other conditions, acquire additional shares of Common Stock or other securities of the Issuer, dispose of any such securities, or engage in discussions with the Issuer concerning such acquisitions or dispositions or further investments in the Issuer. The Reporting Persons intend to review their investment in the Issuer on a continuing basis and, depending upon the price and availability of shares of Common Stock or other securities of the Issuer, subsequent developments affecting the Issuer, the Issuer’s business and prospects, other investment and business opportunities available to the Reporting Persons, general stock market and economic conditions, tax considerations and other factors considered relevant, may decide at any time to increase or to decrease the size of their investment in the Issuer in the open market, in privately negotiated transactions, pursuant to 10b5-1 trading plans or otherwise.

Except as set forth above, the Reporting Persons have no present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a) and (b) See Items 7-11 of the cover pages of this Statement and Item 2 above.

(c) Except as reported in this Statement, none of the Reporting Persons has effected any transactions in the Issuer’s securities within the past 60 days.

(d) Under certain circumstances set forth in the limited partnership agreement of LVPIV, the general partner and limited partners of LVPIV may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the Issuer owned by such entity of which they are a partner.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information set forth in Items 3 and 4 of this Statement is incorporated herein by reference.

In connection with its purchase of shares of the Issuer’s Series E convertible preferred stock, LVPIV and certain of the Issuer’s other investors entered into an Amended and Restated Investors’ Rights Agreement, dated July 13, 2020, with the Issuer (the “Rights Agreement”). After the closing of the Offering, the stockholders party thereto are entitled to certain registration rights, including the right to demand that that the Issuer file a registration statement or request that their shares be covered by a registration statement that the Issuer is otherwise filing. The terms and provisions of the Rights Agreement are described more fully in the Issuer’s Registration Statement on Form S-1 (File No. 333-249075) declared effective by the Commission on October 15, 2020 (the “Registration Statement”), and the above summary is qualified by reference to such description and the full text of the Rights Agreement, which is filed as Exhibit 2 to this Statement and is incorporated herein by reference.

In connection with the Offering, LVPIV has entered into a lock-up agreement, pursuant to which LVPIV agreed, subject to certain exceptions, not to sell, transfer or otherwise convey any of the Issuer’s securities held by LVPIV for 180 days following the date of the underwriting agreement for the Offering. The terms and provisions of such lock-up agreement are described more fully in the Registration Statement, and the above summary is qualified by reference to such description and the full text of the lock-up agreement, a form of which is filed as Exhibit 3 to this Statement and is incorporated herein by reference.

As disclosed in the Registration Statement, the Issuer has not historically compensated its directors for their services as such (other than reimbursement for reasonable travel and out-of-pocket expenses incurred in connection with attending meetings of the Issuer’s board of directors and applicable committees thereof), but the Issuer’s board of directors has approved a compensation policy for its non-employee directors, including Tammenoms Bakker, that became effective upon the effectiveness of the Registration Statement. Such compensation policy generally provides for (i) cash compensation, including an annual retainer for service as a member of the Issuer’s board of directors and supplemental annual retainers for membership and chair positions on certain committees of the Issuer’s board of directors, all of which may, at each director’s election, be provided in cash or in the form of one or more equity awards, and (ii) equity compensation, including stock options and/or restricted stock units, as determined by the Issuer’s board of directors or a committee thereof, with a specified grant date fair value to be granted upon initial appointment as a director and on an annual basis on each date of the Issuer’s annual meeting of stockholders. In addition, in connection with her service as a member of the Issuer’s board of directors, Tammenoms Bakker has entered into an indemnification and advancement agreement with the Issuer, pursuant to which, among other things, the Issuer is required to indemnify Tammenoms Bakker for certain expenses (including attorneys’ fees), judgments, fines and settlement amounts reasonably incurred by her in any action or proceeding, including any action by or in our right, on account of any services undertaken by her on behalf of the Issuer or her status as a member of the Issuer’s board of directors to the maximum extent allowed under Delaware law. The terms and provisions of such director compensation policy and indemnification agreement are described more fully in the Registration Statement, and the above summaries are qualified by reference to such descriptions and the full text of such document or agreement, as applicable, which are filed as Exhibit 4 and Exhibit 5, respectively to this Statement and are incorporated herein by reference.

Tammenoms Bakker, in her capacity as a director may be entitled to receive equity compensation, including stock option or other equity awards, pursuant to the Incentive Plan. The terms and provisions of the Incentive Plan are described in the Registration Statement and the full text of the Incentive plan, which is filed as Exhibit 6 to this Statement and is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits.

Exhibit 1:	Joint Filing Agreement, dated October 30, 2020, by and among the Reporting Persons (filed herewith).

Exhibit 2:	Amended and Restated Investors’ Rights Agreement, dated July 13, 2020, by and among the Issuer and certain of its stockholders (filed as Exhibit 10.1 to the Issuer’s Registration Statement on Form S-1 as filed with the Commission on September 25, 2020, 2020 (SEC File No. 333-249075) and incorporated herein by reference).

Exhibit 3:	Form of Lock-Up Agreement for certain directors, officers and other stockholders of the Issuer (included as Exhibit D to the form of Underwriting Agreement filed as Exhibit 1.1 to the Issuer’s Registration Statement on Form S-1/A as filed with the Commission on October 9, 2020 (SEC File No. 333-249075) and incorporated herein by reference).

Exhibit 4:	Non-Employee Director Compensation Program of the Issuer (filed as Exhibit 10.8 to the Issuer’s Registration Statement on Form S-1 as filed with the Commission on September 25, 2020 (SEC File No. 333-249075) and incorporated herein by reference).

Exhibit 5:	Form of Indemnification and Advancement Agreement by and between the Issuer and its directors and officers (filed as Exhibit 10.9 to the Issuer’s Registration Statement on Form S-1 as filed with the Commission on September 25, 2020 (SEC File No. 333-249075) and incorporated herein by reference).

Exhibit 6:	2020 Incentive Award Plan and associated forms (filed as Exhibit 10.3(B) to the Issuer’s Registration Statement on Form S-1 as filed with the Commission on September 25, 2020 (SEC File No. 333-249075) and incorporated herein by reference).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 30, 2020

LONGITUDE VENTURE PARTNERS IV, L.P.

By:	LONGITUDE CAPITAL PARTNERS IV, LLC

Its:	General Partner

By:	/s/ Patrick G. Enright
Patrick G. Enright, Managing Member

LONGITUDE CAPITAL PARTNERS IV, LLC

By:	/s/ Patrick G. Enright
Patrick G. Enright, Managing Member

/s/ Patrick G. Enright
Patrick G. Enright

/s/ Juliet Tammenoms Bakker
Juliet Tammenoms Bakker